# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ioneer Ltd, CIK 0001896084
CUSIP: 46211L101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Suite 16.01, Level 16,, 213 Miller Street,, North Sydney, Australia (C3), NSW 2060
Date of event which requires filing of this statement: 07/24/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-037036
Filed by CIK 0001786909

## Reporting persons
- Sibanye Stillwater Limited: type of reporting person: corporation (CO); citizenship or place of organization: South Africa (T3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Sibanye Stillwater Limited has ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer. As a result of the reporting person no longer owning more than five percent of the class of securities of the Issuer, this Amendment No. 1 constitutes an exit filing for the reporting person.
- Sibanye Battery Metals Proprietary Limited: type of reporting person: corporation (CO); citizenship or place of organization: South Africa (T3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Sibanye Battery Metals Proprietary Limited has ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer. As a result of the reporting person no longer owning more than five percent of the class of securities of the Issuer, this Amendment No. 1 constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: ioneer Ltd
Address of issuer's principal executive offices: Suite 16.01, Level 16, 213 Miller Street, North Sydney, AU, NSW 2060

## Item 2. Person Filing
Name of person filing:
Sibanye Stillwater Limited
Sibanye Battery Metals Proprietary Limited
Address of principal business office or, if none, residence:
Sibanye Stillwater Limited
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709
South Africa

Sibanye Battery Metals Proprietary Limited
c/o Sibanye Stillwater Limited
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709
South Africa
Citizenship:
Sibanye Stillwater Limited: Republic of South Africa
Sibanye Battery Metals Proprietary Limited: Republic of South Africa

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0

The reporting persons are filing this Amendment No. 1 to Schedule 13G to report that, as of the date hereof, the reporting persons do not beneficially own any ordinary shares of the Issuer.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sibanye Stillwater Limited: /s/ Charl Keyter, Charl Keyter, Chief Financial Officer (07/29/2025)
- Sibanye Battery Metals Proprietary Limited: /s/ Bryony Watson, Bryony Watson, Director (07/29/2025)